                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549




                                  FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
      For the fiscal year ended December 31, 1993

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
      For the transition period from __________ to __________


                        Commission file number 0-20232

A. Full title of the plan and address of the plan, if different from that of issuer named below:

                         COMMERCIAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                    (CONTAINING SECTION 401(k) PROVISIONS)

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                     Commercial BancShares, Incorporated
                              415 Market Street
                            Parkersburg, WV  26101

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The Commercial BancShares, Inc., Employee Stock Ownership Plan (Containing
Section 401(k) provisions) is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, in lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements, attached hereto, are filed as part of the Annual Report:

     Financial Statements and Schedules
     ----------------------------------

     1.  Independent Accountants' Report
     2.  Statement of Net Assets Available for Benefits
     3.  Statement of Changes in Net Assets Available for Benefits
     4.  Notes to Financial Statements
     5.  Supplemental Information

                              Index to Exhibits
                              -----------------

      Description                S-K Item 601 Table Reference       Sequential Page Number
      -----------                ----------------------------       ----------------------
Consent of Harman, Thompson,                 (24)                            3
  Mallory & Ice, A.C.
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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Commercial BancShares, Inc.
                                          Employee Stock Ownership Plan
                                          (Containing Section 401(k) Provisions)


Date:  June 27, 1994                   By /s/ Larry G. Johnson
       -------------                      --------------------
                                          Larry G. Johnson
                                          Trustee
                                          Commercial BancShares, Inc.
                                          Employee Stock Ownership Plan
                                          (Containing Section 401(k) Provisions)

                                     -2-